Exhibit 99.2

ProQR Therapeutics Announces Results for the Fourth Quarter and Full Year 2014

LEIDEN, the Netherlands, February 26, 2015 — ProQR Therapeutics N.V. (NASDAQ: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as Cystic Fibrosis and Leber’s Congenital Amaurosis, today announced results for the fourth quarter and full year 2014.

“In 2014, ProQR has made significant accomplishments on our path to develop life-changing therapies,” said Daniel de Boer, Chief Executive Officer of ProQR. “We have advanced QR-010 through preclinical development and are looking forward to starting the clinical development of this potentially disease modifying treatment for patients with cystic fibrosis. In parallel, we continued to build our platform and pipeline of proprietary programs, including advancing QR-110 towards clinical development for Leber’s Congenital Amaurosis (LCA), the leading genetic cause of blindness in childhood. We have successfully financed the Company through a private placement financing round and an Initial Public Offering (IPO) on the NASDAQ Global Market, funding our planned clinical development work to bring our programs closer to patients.”

Financial Highlights

Net cash generated by financing activities during the year ended December 31, 2014 was €119.9 million. This includes the net proceeds from our IPO in the third quarter of 2014 and the net proceeds from the private placement financing round in the second quarter of 2014, as well as proceeds from borrowings, representing receipts from our innovation credit from the Dutch government for our cystic fibrosis program. As of December 31, 2014, we held cash and cash equivalents of €112.7 million. Net cash used in operating activities during the three months and full year ended December 31, 2014 was €5.0 million and €14.5 million, respectively.

Research and development costs were €3.3 million for the three months ended December 31, 2014, compared to €1.3 million for the same period in 2013. Research and development costs for the year ended December 31, 2014 were €10.3 million, compared to €2.6 million for the same period in 2013. The increase reflects the expansion of research and development activities to support the further development of our lead product candidate, QR-010, for the treatment of cystic fibrosis in patients with the ΔF508 mutation, as well as the development of our other pipeline product candidates, including QR-110 for the treatment of LCA in patients with the most prevalent mutation in the CEP290 gene.

General and administrative costs were €2.0 million for the three months ended December 31, 2014, compared to €0.3 million for the same period in 2013. General and administrative costs for the year ended December 31, 2014 were €6.5 million, compared to €0.8 million for the same period in 2013. The increase reflects the preparatory costs associated with the Company’s IPO on the Nasdaq Global Market, a grant to ProQR’s protection foundation, and increased costs reflecting the Company’s growth.

Net loss for the three months ended December 31, 2014 was €2.0 million, or €0.09 per share, compared to €1.6 million, or €0.27 per share for the same period in 2013. Net loss for the year ended December 31, 2014 was €12.1 million, or €1.09 per share, compared to €3.3 million, or €0.59 per share for the same period in 2013. For further financial information for the periods ended December 31, 2014, please refer to the financial statements appearing at the end of this release.

FY2014 Corporate Highlights

•	Advanced QR-010 through pre-clinical development and prepared for the initiation of our clinical studies.

•	Advanced QR-110 through discovery and initiated preclinical development of this program for the treatment of treatment of LCA in patients with the most prevalent mutation in the CEP290 gene. LCA is the leading genetic cause of blindness in childhood.

•	Continued to build our early stage discovery platform with a number of exciting programs that could add to our pipeline of product candidates to treat severe genetic disorders with very high unmet medical needs.

•	Completed a private placement financing round, raising approximately €42 million of gross proceeds from high quality institutional investors.

•	Entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”), a subsidiary of the Cystic Fibrosis Foundation, pursuant to which CFFT agreed to provide us with up to $3 million to support the clinical development of QR-010. The Cystic Fibrosis Foundation is a professional patient advocacy organization that supports select CF drug development programs by providing financial support and access to its Therapeutic Development Network, a network of CF key opinion leaders, as well as to an extensive clinical trial network infrastructure.

•	Successfully completed our initial public offering on NASDAQ Global Market in September 2014, placing 8,625,000 ordinary shares at a public offering price of $13.00 per share, which includes the exercise in full by the underwriters of their option to purchase 1,125,000 additional ordinary shares, resulting in aggregate net proceeds, after underwriting discounts and commissions and other estimated offering expenses, of approximately $102 million (€79.3 million).

•	Entered into an agreement with PARI Pharma GmbH in October 2014, pursuant to which the Company is granted an exclusive license to the use of PARI’s eflow technology for the administration of oligonucleotide-based drugs in the ΔF508 mutation in cystic fibrosis, with the option to expand this exclusivity to the use in other CF mutations. Pursuant to the terms of the agreement, we have made an upfront payment, fees for development work and are obligated to make sales-based royalty payments after market authorization.

•	Significantly strengthened our Management Team through the addition of Noreen Henig as Chief Development Officer and Smital Shah as Chief Financial Officer.

•	Formally appointed our Supervisory Board, consisting of industry veterans and thought leaders that bring significant operational, international, regulatory and senior management experience within the pharmaceutical and biotechnology industries, including Dinko Valerio, Henri Termeer, Antoine Papiernik and Alison Lawton.

Subsequent Events

•	Paul Baart was nominated to serve as a member of our Supervisory Board and the Chair of the Audit Committee, to be appointed at the 2015 Annual General Shareholders Meeting. Paul brings significant experience to the Supervisory Board and Audit Committee through his extensive career in public accounting in both the Netherlands and the USA. At PWC Netherlands he served on the Management and Supervisory Boards and was also a member of the Global Board of PWC International. While at PWC, Paul’s clients included several large private and public multinational companies across a variety of industries. His qualifications include being chairman of Royal NIVRA, the Dutch Institute of Registered Accountants (now NBA), member of the Dutch Council on Annual Reporting (RJ),Supervisory Board member of Nyenrode Business University, outside member of the Enterprise Chamber Amsterdam Court of Appeal (Ondernemingskamer), member of the Board of Central Housing Fund (CFV) and Chairman of the public interest committee at Grant Thornton in the Netherlands. He studied Business Economics at the Vrije Universiteit in Amsterdam, where he also passed the Register accountants exam. We believe that Paul’s significant international experience in public accounting and his broad experience in management, oversight and boardroom consulting provide him with the qualifications and skills to be a very valuable addition to our Supervisory Board.

2014 Annual Reports

ProQR Therapeutics N.V. will publish its 2014 Annual Report on Form 20-F, Statutory Annual Report, and Compensation Report in Q2 2015. The reports will be published on our website at www.proqr.com

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as Cystic Fibrosis and Leber’s Congenital Amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the clinical development of QR-010, our ongoing and planned discovery and development of product candidates, effects of additions to our management team and Supervisory Board, our agreement with CFFT and PARI Pharma GmbH. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in ProQR’s prospectus filed with the Securities and Exchange Commission dated September 19, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

ProQR:

Smital Shah

Chief Financial Officer

T: +1 650 464 9879

ir@proqr.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 172 861 8540

Main: +49 89 2424 3494

gschweitzer@macbiocom.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Financial Position

(€ in thousands)

	December 31, 2013	December 31, 2014
Assets
Current assets
Cash and cash equivalents	€4,129	€112,736
Other receivables and prepayments	59	735
Social securities and other taxes	73	426

Total current assets	4,261	113,897

Property, plant and equipment	204	1,187
Intangible assets	39	163

Total assets	4,504	115,247

Liabilities and shareholders’ equity
Current liabilities
Deferred revenues	—	—
Convertible loan	2,514	—
Finance lease liabilities	35	34
Trade payables	745	1,247
Social securities and other taxes	29	341
Pension premiums	17	127
Other current liabilities	262	1,265

Total current liabilities	3,602	3,014

Finance lease liabilities	48	15
Borrowings	943	2,814

Total liabilities	4,593	5,843

Shareholders’ equity
Shareholders’ equity	(89)	109,404

Total liabilities and shareholders’ equity	€4,504	€115,247

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Comprehensive Loss

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2013	2014	2013	2014
Other income	€—	€309	€116	€313

Research and development costs	(1,269)	(3,273)	(2,569)	(10,267)

General and administrative costs	(346)	(1,997)	(786)	(6,507)

Total operating costs	(1,615)	(5,270)	(3,355)	(16,774)
Operating result	(1,615)	(4,961)	(3,239)	(16,461)

Finance income and expense	(19)	2,924	(14)	4,334

Result before corporate income taxes	(1,634)	(2,037)	(3,253)	(12,127)
Income taxes	—	—	—	—

Net loss (attributable to equity holders of the Company	(1,634)	(2,037)	(3,253)	(12,127)
Other comprehensive income	—	—	—	—

Total comprehensive loss (attributable to equity holders of the Company)	€(1,634)	€(2,037)	€(3,253)	€(12,127)

Share information Weighted average number of shares outstanding[1,2]	6,108,152	23,338,154	5,517,688	11,082,801

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)	(0.27)	(0.09)	(0.59)	(1.09)

Basic and diluted loss per share[1]	€(0.27)	€(0.09)	€(0.59)	€(1.09)

[1]	For the periods included in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.
[2]	On September 23, 2014, the Company’s IPO took place, as of that date, the number of shares issued and outstanding increased to 23,338,154.

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Changes in Equity

(€ in thousands)

	Number of shares		Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Accumulated Deficit	Total Equity
	Ordinary	Preferred

Balance at January 1, 2013	3,413,292	—	€33	€484	—	€(418)	€99
Net loss	—	—	—	—	—	(3,253)	(3,253)
Recognition of share-based payments	—	—	—	—	41	—	41

Shares issued in the period	3,592,773	—	35	2,998	—	—	3,033

Treasury shares issued	(897,913)	—	(9)	—	—	—	(9)

Balance at December 31, 2013	6,108,152	—	59	3,482	41	(3,671)	(89)

Balance at January 1, 2014	6,108,152	—	59	3,482	41	(3,671)	(89)
Net loss	—	—	—	—	—	(12,127)	(12,127)
Recognition of share-based payments	—	—	—	—	646	—	646

Shares issued in the period	9,490,336	8,265,179	880	122,291	—	—	123,171
Conversion of preferred shares	8,265,179	(8,265,179)

Treasury shares issued	(525,513)	—	(5)	(2,192)			(2,197)

Balance at December 31, 2014	23,338,154	—	€934	€123,581	€687	€(15,798)	€109,404

The notes are an integral part of these condensed financial statements.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Statement of Cash Flows

(€ in thousands)

	THREE MONTHS ENDED DECEMBER 31		YEAR ENDED DECEMBER 31,
	2013	2014	2013	2014

Cash flows from operating activities

Net loss	€(1,634)	€(2,037)	€(3,253)	€(12,127)
Adjustments for:
— Depreciation	13	61	24	126
— Share-based payment expenses	39	240	41	646
— Financial income and expense	19	(2,924)	14	(4,334)

- Working capital changes	628	(315)	829	1,090
Corporate income tax paid	—	—	—	—
Interest received	8	(6)	13	142

Net cash used in operating activities	(927)	(4,981)	(2,332)	(14,457)

Cash flow from investing activities

Purchases of property, plant and equipment	121	(515)	(137)	(1,109)

Purchases of intangible assets	—	(124)	—	(124)

Net cash used in investing activities	121	(639)	(137)	(1,233)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	150	3,023	118,250 [1]
Proceeds from borrowings	3,080	—	3,326	1,667
Redemption of financial lease	—	(7)	—	(34)

Net cash generated by financing activities	3,080	143	6,349	119,883

Net increase in cash and cash equivalents	2,274	(5,477)	3,880	104,193

Currency effect cash and cash equivalents	—	2,956	—	4,414
Cash and cash equivalents, at beginning of the period	1,855	115,257	249	4,129

Cash and cash equivalents at the end of the period	4,129	112,736	€4,129	112,736

[1]	Net of non-cash conversion of convertible loan

The notes are an integral part of these condensed financial statements.